UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                        MIAMI COMPUTER SUPPLY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   593261-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Anthony W. Liberati
                         Pittsburgh Investment Group LLC
                          Birmingham Towers, Suite 701
                               2100 Wharton Street
                         Pittsburgh, Pennsylvania 15203
              (Name, Address, Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                Page 1 of 5 Pages

-----------------------------                      -----------------------------
CUSIP NO. 593261-10-0                                        Page 2 of 5 Pages
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Pittsburgh Investment Group LLC
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[ ]
                                                                  (b)[ ]

--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(d)
    or 2(e)    [ ]

    Not Applicable
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Maryland
--------------------------------------------------------------------------------
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

    1,279,651
--------------------------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
    -0-
--------------------------------------------------------------------------------
9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

    1,279,651
--------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

    -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,279,651
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    36.17%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP NO. 593261-10-0                                        Page 3 of 5 Pages
-----------------------------                      -----------------------------



                         AMENDMENT NO. 1 TO SCHEDULE 13D

     This statement amends ("Amendment No. 1") the Schedule 13D filed by Pittsburgh Investment Group LLC ("LLC") with the Securities and Exchange Commission on November 21, 1996, with respect to the shares of common stock, no par value per share ("Common Stock"), of Miami Computer Supply Corporation, an Ohio corporation (the "Issuer"). All defined terms refer to terms defined herein and in the Schedule 13D. Notwithstanding this Amendment No. 1, the Schedule 13D speaks as of its filing date. The Schedule 13D is amended only to the extent set forth below:

Item 5. Interest in Securities of the Issuer appearing in the Schedule 13D is deleted in its entirety and replaced with:

"Item 5.  Interest in Securities of the Issuer

(a) As of the date hereof, LLC may be deemed to be the beneficial owner of an aggregate of 1,279,651 shares of Common Stock, which constitutes approximately 36.17% of the 3,538,000 shares of Common Stock outstanding as of December 23, 1996, the date of the share calculation set forth in the Issuer's Form 10-Q for the quarter ended September 30, 1996. The decrease in the number of shares owned by LLC reflects the withdrawal of two members of LLC and the distribution of an aggregate of 333,829 shares of Common Stock to them as of December 31, 1996.

     The officers of the Pittsburgh Investment Group LLC are Anthony W. Liberati, Manager President and Chief Executive Officer and the Chairman of the Board of Directors of the Issuer, Harry F. Radcliffe, Manager - Secretary and a director and Treasurer of the Issuer, and Michael E. Peppel, Manager - Treasurer and the Vice President - Chief Financial Officer of the Issuer. Each of such officers has the power to vote and dispose of the shares of Common Stock owned by LLC. Of such persons, only Mr. Peppel is the beneficial owner of shares of Common Stock on an individual basis; as of the date hereof, he owns 28,080 shares of Common Stock. Other individual members of LLC are also the beneficial owners of shares of Common Stock of the Issuer in their individual capacities. However, such members do not have the power to vote or dispose of shares of Common Stock owned by LLC.

     Nothing contained herein shall be construed as an admission that LLC is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by LLC. Except as described herein, to the best knowledge of LLC, there is no person who may be deemed to comprise a group with LLC. LLC disclaims any beneficial ownership in the shares of Common Stock owned by Mr. Peppel or by other members of LLC.

(b) LLC has the sole power to vote and the sole power to dispose of the 1,279,651 shares of Common Stock owned by such reporting person as of December 31, 1996.

(c) LLC has not effected any transactions in the Common Stock within the past 60 days. However, certain members of LLC, who do not have the power to vote or dispose of the shares of the Issuer's Common Stock owned by LLC, have purchased shares of the Issuer's Common Stock in the initial public offering.

-----------------------------                      -----------------------------
CUSIP NO. 593261-10-0                                        Page 4 of 5 Pages
-----------------------------                      -----------------------------



(d) No person other than the reporting person filing this Statement has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Common Stock reported in this Statement.

(e)  Not applicable."

-----------------------------                      -----------------------------
CUSIP NO. 593261-10-0                                        Page 5 of 5 Pages
-----------------------------                      -----------------------------



                                   SIGNATURES




     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 1 to the Schedule 13D is true, complete and correct.


PITTSBURGH INVESTMENT GROUP LLC


By: /s/ Anthony W. Liberati
    ______________________________
    Anthony W. Liberati
    Manager - President and Chief Executive Officer
    Pittsburgh Investment Group LLC



Date: January 8, 1997